THE 3RD AMENDMENT
TO
AGREEMENT DATED OCTOBER 11, 2010

THIS 3RD AMENDMENT TO AGREEMENT DATED OCTOBER 11, 2010 is made as of May 31, 2011 by and among China Technology Development Group Corporation, a company incorporated under the laws of the British Virgin Islands (the “Investor”), China Technology Solar Power Holdings Limited, a company incorporated under the laws of the British Virgin Islands (the “Company”), Good Million Investments Limited, a company incorporated under the laws of the British Virgin Islands (“GMIL”) and the sole stockholder of the Company, and Mr. Chiu Tung Ping and Ms. Yuen Hing Lan, the sole stockholders of GMIL (together, “Stockholders”). Investor, the Company, GMIL and the Stockholders are collectively referred to herein as the “Parties”. Capitalized terms used herein and not defined herein shall have the meanings given to them in the Stock Purchase Agreement, the Agreement Dated October 11, 2010 and the Amendments (each as defined below).

WHEREAS, the Parties entered into a Stock Purchase Agreement dated as of October 27, 2009 (the “Stock Purchase Agreement”) pursuant to which, among other things, the Investor agreed to purchase 51% of the Company’s capital stock on a fully diluted basis for consideration consisting of (i) a Cash Advance in the amount of US $3,000,000; (ii) Consideration Shares consisting of shares of Investor Common Stock; (iii) a Convertible Note with a principal amount equal to US $4,180,000.

WHEREAS, the Parties entered into an Agreement dated as of October 11, 2010 to terminate the Stock Purchase Agreement (the “Agreement Dated October 11, 2010”).

WHEREAS, as of December 22, 2010 the Parties entered into an Amendment to Agreement Dated October 11, 2010 to extend the deadline for repayment of the Cash Advance to March 31, 2011, and as of March 31, 2011 the Parties entered into a 2ND Amendment to Agreement dated October 11, 2010 to further extend the deadline for repayment of the Cash Advance to May 31, 2011 (collectively, the “Amendments”).

WHEREAS, on December 13, 2010 GMIL and the Stockholders entered into a conditional sale and purchase agreement (the “Acquisition Agreement”) with City Max International Limited, a wholly-owned subsidiary of Soluteck Holdings Limited (HKSE: 08111, the “Acquiror”), in relation to the sale and purchase of the entire issued share capital of the Company for a consideration of HK$292,000,000 (subject to adjustment) to be satisfied by (i) payment of cash; (ii) issue of certain Acquiror’s shares; and (iii) issue of certain convertible bonds by the Acquiror. The transaction contemplated thereunder has been approved, confirmed and ratified by the Acquiror’s shareholders at the extraordinary general meeting held on May 31, 2011.

NOW THEREFORE, the Parties hereby agree to amend the Agreement Dated October 11, 2010, as amended by the Amendments, pursuant to Section 2.4 thereof as follows:

1.	AMENDMENTS.

(a) Section 1.2 of the Agreement Dated October 11, 2010 shall be amended and restated in its entirety as follows:

“1.2 Repayment of Cash Advance. GMIL shall, and the Company and the Stockholders shall cause GMIL to, repay US$1,000,000 in cash to the Investor on or before June 7, 2011. The remaining balance of the Cash Advance shall be repaid to the Investor on or before August 31, 2011 and shall be secured in accordance with Section 1.6 hereunder. Such repayment of the Cash Advance shall be made through a wire transfer of immediately available funds to an account designated by the Investor. ”

(b) Section 1.3 of the Agreement Dated October 11, 2010 shall be amended and restated in its entirety as follows:

“1.3 Personal Guarantee of Mr. Chiu Tung Ping. Effective as of the Effective Date, Mr. Chiu Tung Ping (the “Guarantor”) hereby personally guarantees as principal obligor to the Investor and its successors and assigns all obligations of GMIL, the Company and the Stockholders under this Agreement, including, without limitation, the due and punctual repayment of the Cash Advance, as well as the obligations under Section 1.4 and Section 1.6 hereunder. The obligation of the Guarantor hereunder shall be unconditional and absolute.”

(c ) The following paragraph shall be added as a new Section 1.6:

“1.6 Pledge of Collateral. To secure the repayment of the Cash Advance and performance of GMIL and the Stockholders, the Parties hereby agree that GMIL shall (a) pledge 40,000,000 of the Acquiror’s ordinary shares to the Investor, which shares shall be received and held by Investor upon completion of the transaction contemplated under the Acquisition Agreement, as collateral (the “Collateral”) and (b) grant a security interest in the Collateral to the Investor. The terms and conditions with respect to the pledge of the Collateral will be set forth in a separate pledge agreement and be entered into by the Parties upon the completion of the transaction contemplated under the Acquisition Agreement.”

2.	NO FURTHER AMENDMENT

Except as specially set out herein, the Agreement Dated October 11, 2010, as amended by the Amendments, shall not be otherwise amended or modified, and shall continue in full force and effect.

IN WITNESS WHEREOF, the Parties have executed and delivered this 3RD Amendment to Agreement Dated October 11, 2010 as of the date first written above.

(Signature Page Follows)

Investor

China Technology Development Group Corporation

By: /s/ Alan Li

Name: Alan Li Title: Director

Company

China Technology Solar Power Holdings Limited

By: /s/ Chiu Tung Ping

Name: Chiu Tung Ping Title: Director

GMIL

Good Million Investments Limited

By: /s/ Chiu Tung Ping

Name: Chiu Tung Ping Title: Director

Stockholders

/s/ Chiu Tung Ping /s/ Yuen Hing Lan

Mr. Chiu Tung Ping Ms. Yuen Hing Lan